1775 Sherman Street Suite 3000 Denver, Colorado 80203 Phone: (303) 860-5800 www.pdce.com

November 21, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

100 F Street, NE

Washington, D.C. 20549

Attn:                    Ms. Jeannette Wong

Re:                             PDC Energy, Inc. (the “Registrant”)

Registration Statement on Form S-4, as amended

File No. 333-233933

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-233933), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on September 25, 2019, as amended by Amendment No. 1 filed with the Commission on October 23, 2019 and by Amendment No. 2 filed with the Commission on November 13, 2019 (as so amended, the “Registration Statement”). Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date for the Registration Statement be accelerated to November 25, 2019 at 4:00 p.m., Eastern Time or as soon thereafter as practicable

We request that we be notified of such effectiveness by telephone call to John Elofson of Davis Graham & Stubbs LLP at (303) 892-7335.

Sincerely,

PDC Energy, Inc.

By:	/s/ Nicole L. Martinet
Name:	Nicole L. Martinet
Title:	General Counsel, SVP and Corporate Secretary

cc:                                John A. Elofson, Davis Graham & Stubbs LLP

Samuel J. Seiberling, Davis Graham & Stubbs LLP

Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP

Cathleen M. Osborn, SRC Energy Inc.